Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 333-73454

This filing relates to a planned merger (the “Merger”) between Hewlett-Packard Company (“HP”) and Compaq Computer Corporation (“Compaq”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the “Merger Agreement”), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article discussing a presentation by Richard H. Lampman, HP's Vice President, Research and Director, HP Laboratories, at a discussion session with HP employees. Also included in this filing is a series of slides used in connection with Mr. Lampman's presentation. The article and series of slides are posted on HP's internal web site.

TECH TALK
DICK LAMPMAN OUTLINES TECHNOLOGY OPPORTUNITIES
IN MERGER DISCUSSION SESSION

More than 200 employees packed the Spyglass Auditorium at HP Labs’ Palo Alto, California site, for a merger discussion session led by Dick Lampman, vice president of research and director of HP Labs.

During the talk, Dick focused on the organization’s technology strategy and the benefits the merger would deliver to HP Labs’ portfolio. A portion of the 90-minute gathering was dedicated to answering questions from employees.

Dick launched the session by reviewing HP Labs’ role in the company and the group’s technology vision. He also highlighted a few of the “big bets” HP Labs is placing to solve key challenges in the access appliance, intelligent enterprise, digital consumer, service-centric infrastructure and foundation technology areas.

“Our challenge as a company is really to be able to offer consumers and businesses a way to use all this technology to solve their problems,” Dick said. “We also have to think of ways to make all of that dramatically simpler and virtually invisible.”

Projects underway throughout the labs include:

•	Creating software that enables dynamic reconfiguration of data centers to meet the demands of rapidly changing workloads;

•	Offering high-fidelity, low-cost commercial print options through a partnership in the evolution of HP’s new printing technology, Indigo;

•	Building low-cost personal storage options such as MRAM and Atomic Resolution Storage;

•	Expanding OpenView for business management needs;

•	Developing technology to allow consumers to view video on portable devices across public wireless networks through collaboration with NTT DoCoMo; and

•	Overcoming the limits of silicon with molecular electronics.

TECHNOLOGY SYNERGIES

Dick then pointed to the numerous technology synergies between HP and Compaq in areas including servers, high availability, storage, mobility and data center utility.

Using high reliability computing to illustrate this point, he showed employees how HP is focused on high availability, while Compaq offers non-stop solutions.

“In terms of cluster technologies, HP worked on cluster technologies for availability and Compaq focused on performance,” Dick said. Combining the two approaches that target different market segments “will strengthen our position in the new computing markets.”

STRENGTHENING R&D

Dick went on to discuss what the HP-Compaq merger will mean to employees in the labs. “Beyond all the business benefits and technology platforms, Compaq represents a very skilled group of research people and four labs located near existing HP Labs sites,” he said. “We can bring new talent into HP Labs and attack problems that we’re all interested in.”

During the Q&A portion of the meeting, an employee asked the HP Labs leader about the roughly $400 million cost savings coming out of research and development funds. Dick told employees that the majority of these cuts will occur in very focused areas where overlap is not an advantage. In addition, he emphasized that overall R&D spending on the strategies HP is pursuing today will increase as a result of the merger.

“You have to look at the HP and Compaq businesses and realize we both spend a huge amount of money on R&D in the same places,” he explained. “When you look at the new HP you have to ask yourself: Would you spend it twice? It’s all about finding ways to be more efficient.”

RETURNING TO BUSINESS AS USUAL

Another employee, commenting on the internal upheaval the proposed merger has caused within HP, asked Dick when things would return to business as usual. “This is a hard time for everybody,” Dick acknowledged. Stating that he was “very much in favor of the deal,” he noted that regardless of the outcome of the March 19 vote, “we need to move ahead.”

In response to an employee question about the need to increase trust in HP’s management, Dick said managers need to continue to talk to employees and listen to their concerns.

Dick stated he is confident that when success starts to become evident and “we can see the benefit of this tough time and the merger, people will feel good about what they’ve accomplished,” he said. “And it’s not just the management team that will be accomplishing it. It’s the people throughout the company that make things happen.”

CULTURAL TWEAK

Another employee asked Dick how he envisioned the post-merger culture, using the legendary HP Way as a reference point. Dick reaffirmed that the core values of the company would remain and HP would have an opportunity to embrace some key aspects of the Compaq culture including quick decision making and focus on personal accountability.

“These are all things we’ve been working on at HP,” Dick said. “The infusion of new people will actually bring some helpful values to the table.”

The session closed with a sweeping question: Where do you see the company in five years?

The merger, Dick told employees, will help HP become a “first-tier player” in the IT industry. “The chance to really lead as a company and be successful together is what really motivates me,” he said.

[LINK TO SERIES OF SLIDES USED IN CONNECTION WITH THE PRESENTATION BY RICHARD A. LAMPMAN]

programmable data center
the data center is the computer
access tier
authentication, DNS, intrusion detect, VPN web cache
edge routers
routing switches
1st level firewall
web tier
web page storage (NAS)
load balancing switches
web servers
2nd level firewall
application tier
files (NAS)
switches
application servers
switches
database tier
database SQL servers
storage area network (SAN)
internet (ethernet/optical/ip fabric)
1-10 gbe optical pipes
processing elements
switched fabric
storage elements
infrastructure on demand
xsp private lan (ethernet/optical/ip fabric)
wire once, rewire programmatically, dynamically reprovision resources infrastructure
open communication

system architecture

System and Network Monitor/Control
Network Statistics
Server Health
Usage Statistics
Service Quality
Network Administration
Virtual Overlay Network Subsystems
Application Services
Value-Added Services
Voice over IP
Content Delivery Network
Media over IP
Streaming Media Content Delivery Network
Service Network
Elementary Network Services
Billing
Authentication
Home Location Registry
QoS
DoCoMo's Base Wired/Wireless IP Network

big bets

- Cooltown
- Frictionless Mobile Lifestyle
- DoCoMo collaboration
- Streaming Media
- India research lab

hp labs

- Molecular electronics
- Atomic resolution storage
- PICO
- TCPA and security architectures

hp labs

Field Emission Tip
ARS Storage
Relationship of Tip Array and Medium Plate
Gate Electrode
Medium Recording Cells
Detail A

big bets

hp labs

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP’s Securities and Exchange Commission reports, including but not limited to HP’s annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP’s registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.